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EXHIBIT 99.1

THE THOMSON CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three months ended March 31, 2006, compared to same period in the preceding year. We recommend that you read this discussion and analysis in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries. In addition to historical information, this management's discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Some of these factors include those identified in the section entitled "Forward-Looking Statements" on page 13 of this management's discussion and analysis and in the "Risk Factors" section of our annual information form for the year ended December 31, 2005, which is also contained in our annual report on Form 40-F for the year ended December 31, 2005. This management's discussion and analysis is dated as of April 26, 2006.

OVERVIEW

Our Business and Strategy

We are one of the world's leading information services providers to business and professional customers. Our target customers are knowledge workers whose expertise in particular markets is critical to the success of economies throughout the world. As economies evolve and become more global, we believe that the needs of knowledge workers will continue to grow.

We generate revenues by supplying knowledge workers with business-critical information solutions and services. We make our information more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers' workflows, we increasingly deliver information and services electronically, integrate our solutions with our customers' own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself, and are moving from just informing our customers to enabling their decisions. As a global company that provides services in approximately 130 countries, we are affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which we operate.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory

  •
  Thomson Learning

  •
  Thomson Financial

  •
  Thomson Scientific & Healthcare

We also report financial results for a corporate and other reporting category, as well as discontinued operations. The corporate and other category principally includes corporate expenses and certain costs associated with our stock-related compensation.

The following table summarizes selected financial information for the three months ended March 31, 2006 and 2005, including certain metrics that are non-GAAP financial measures. Please see the section below entitled "Use of Non-GAAP Financial Measures" for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	2006	2005	Change

Consolidated Statement of Earnings Data:
Revenues	1,931	1,801	7%
Operating profit	143	120	19%
Earnings from continuing operations(1)	174	74	134%
Loss from discontinued operations, net of tax	(37)	(1)
Net earnings(1)	137	73	88%
Basic and diluted earnings per common share from continuing operations(1)	$0.27	$0.11	145%
Basic and diluted earnings per common share(1)	$0.21	$0.11	91%
Other Data(2):
Adjusted earnings from continuing operations	84	55	53%
Adjusted earnings per common share from continuing operations	$0.13	$0.08	63%
Net debt	3,952	3,683	7%
Free cash flow	110	143	-23%

	As at
	March 31, 2006	December 31, 2005

Consolidated Balance Sheet Data:
Cash and cash equivalents	285	407
Total assets	19,077	19,438
Total long-term liabilities	6,331	6,367
Shareholders' equity	9,877	9,963

(1)
Results are not directly comparable due to certain one-time and other items. For more information, please see the "Results of Operations" section of this management's discussion and analysis.

(2)
These are non-GAAP financial measures. See below for definitions.

Seasonality

We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our company from a longer-term perspective.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we currently use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

  •
  Segment operating profit (loss).  Segment operating profit (loss) is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues. In previous filings, we referred to this measure as adjusted operating profit (loss). See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the section entitled "Reconciliations."

  •
  Adjusted earnings and adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

    In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period's pre-tax income. Because the seasonality of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 4.

  •
  Net debt.  We measure our net debt, which we define as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 8.

  •
  Free cash flow.  We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 10.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

RESULTS OF OPERATIONS

The following discussion compares our results for the three months ended March 31, 2006 and 2005 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled "Discontinued Operations" for a discussion of these operations. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

The following table summarizes our consolidated results for the periods indicated.

	Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	2006	2005	Change

Revenues	1,931	1,801	7%
Operating profit	143	120	19%
Operating profit margin	7.4%	6.7%
Net earnings	137	73	88%
Earnings per share attributable to common shares	$0.21	$0.11	91%

Revenues.    Revenue for the first three months of 2006 grew 7% compared to the prior year period comprised of the following:

  •
  7% growth from existing businesses;

  •
  about 1% from contributions of acquired businesses; and

  •
  an unfavorable impact of foreign currency translation of 1%.

For our existing businesses, revenue growth was exhibited in all four market groups, reflecting customer demand for our integrated solutions and overall growth in the markets we serve. Contributions from acquired businesses were primarily related to Global Securities Information and Tax Partners in our legal and regulatory group. See the analysis of our segment results for further discussions of our revenue growth.

Operating profit.    Operating profit and related margin growth for the three months ended March 31, 2006 reflected higher revenues and lower amortization expense. The operating margin increased as the effects of scale more than offset higher corporate costs resulting from increased pension and other defined benefit plans expense, higher stock compensation costs and severance and other charges associated with infrastructure optimization. The charges associated with infrastructure optimization are part of our ongoing initiatives to reduce redundant functions and systems across our company, increase our presence in lower cost locations and deploy common platforms for content production and delivery.

Depreciation and amortization.    For the three months ended March 31, 2006, depreciation expense increased $7 million, or 5%, compared to the prior year period reflecting recent acquisitions and capital expenditures. Amortization decreased $4 million, or 5%, as the effect of assets being fully amortized more than offset the impact from newly acquired assets.

Net other income.    For the three months ended March 31, 2006, net other income of $38 million primarily related to a gain from the sale of an equity investment.

Income taxes.    Income tax benefits for the three months ended March 31, 2006 and 2005 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our interim effective tax rate for the first quarter is not indicative of our estimated effective tax rate for the full year. Additionally, during the first quarter of 2006, we recorded approximately $15 million of one-time tax benefits associated with a change in a state tax law and the release of a valuation allowance against a state tax loss carryforward which had previously not been considered realizable.

Earnings attributable to common shares and earnings per common share.    Earnings attributable to common shares were $136 million in the first quarter of 2006 compared to $72 million in the prior year period. For the three months ended March 31, 2006, earnings per common share were $0.21 compared to $0.11 in the same period in 2005. The increase in reported earnings and earnings per common share were the result of higher operating profit, a gain from the sale of an investment and higher tax benefits.

The results for each of these periods are not directly comparable because of certain one-time items, the seasonal impact on our interim effective tax rate, as well as the variability in discontinued operations due to the timing of dispositions. The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year.

	Three months ended March 31,

(millions of U.S. dollars, except per common share amounts)	2006	2005	Change

Earnings attributable to common shares	136	72	89%
Adjustments for one-time items:
Net other income	(38)	(2)
Tax on above	(1)	—
Interim period effective tax rate normalization	(50)	(16)
Discontinued operations	37	1

Adjusted earnings from continuing operations attributable to common shares	84	55	53%

Adjusted earnings per common share from continuing operations	$0.13	$0.08	63%

On a comparable basis, our adjusted earnings from continuing operations for the three months ended March 31, 2006 increased as a result of higher operating profit stemming from higher revenues and lower amortization, which more than offset the impact of higher pension and other benefit plans expense, stock-related compensation costs and severance and infrastructure optimization costs.

Operating Results by Business Segment

See the "Reconciliations" section for a reconciliation of the non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Thomson Legal & Regulatory

	Three months ended March 31,

(millions of U.S. dollars)	2006	2005	Change

Revenues	843	776	9%
Segment operating profit	203	181	12%
Segment operating profit margin	24.1%	23.3%

For the three months ended March 31, 2006, revenues for Thomson Legal & Regulatory increased 9% comprised of the following:

  •
  7% due to higher revenues from existing businesses;

  •
  2% from contributions of newly acquired businesses; and

  •
  an immaterial impact from foreign currency translation.

Within our existing businesses, growth reflected the strong performance of online services, consisting primarily of Westlaw, Checkpoint and our international online services, which increased 11% over the comparable prior year period. Revenue from sales of software and services increased 17% as a result of higher sales of tax and accounting software products and, to a lesser extent, contributions from acquisitions. Print and CD product revenues were slightly ahead of last year primarily due to the timing of shipments. Contributions from acquired businesses reflected the results from acquisitions in 2005, most notably Global Securities Information, a provider of securities and securities-related information and research services, and Tax Partners, a tax compliance service firm.

In the first quarter of 2006, North American Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic. Within our North American tax and accounting group, our Checkpoint online service revenue increased significantly. The revenue increases for both North American Westlaw and Checkpoint were driven by new sales. Outside of North America, online revenues increased, particularly in Europe, due to higher customer demand for our solutions and the continued migration of our international customers from CD to online products.

The growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in our existing businesses.

Thomson Learning

	Three months ended March 31,

(millions of U.S. dollars)	2006	2005	Change

Revenues	382	349	9%
Segment operating loss	(50)	(45)	-11%
Segment operating profit margin	n/m	n/m

n/m = not meaningful.

Thomson Learning's first quarter results are not indicative of its anticipated performance for the full year due to the seasonal nature of the higher education businesses for which most of the revenues and profits are realized in the second half of the year.

In the three months ended March 31, 2006, revenues increased 9% comprised of the following:

  •
  over 9% due to higher revenues from existing businesses;

  •
  about 1% from contributions of acquired businesses; and

  •
  an unfavorable impact from foreign currency translation of about 1%.

In the Academic group, revenues increased primarily due to higher sales of custom products, humanities and social sciences titles and technology and trades offerings within our domestic higher education businesses. Additionally, revenues from our library reference business increased compared to the prior year due to higher sales of electronic products.

Revenues for our Lifelong Learning group increased primarily due to textbook adoptions in our international businesses, principally in Canada, Australia and Europe. Additionally, revenue increased due to higher volume in the academic and financial testing markets. These increases were partially offset by lower sales in corporate e-training, which were primarily due to lower order volumes and the timing of orders. Additionally, the competitive environment in the corporate e-training and IT testing markets continue to affect our results as it has limited our ability to gain new customers or increase prices.

Despite the increase in revenues, segment operating loss increased for the quarter due to the timing of certain expenditures and higher depreciation expense.

Thomson Financial

	Three months ended March 31,

(millions of U.S. dollars)	2006	2005	Change

Revenues	485	458	6%
Segment operating profit	79	65	22%
Segment operating profit margin	16.3%	14.2%

For the three months ended March 31, 2006, revenues for Thomson Financial increased 6% comprised of the following:

  •
  7% due to higher revenues from existing businesses;

  •
  a negligible impact from contributions of newly acquired businesses; and

  •
  an unfavorable impact from foreign currency translation of about 1%.

Revenues from existing businesses increased as a result of higher usage and transaction revenues. Higher transaction volumes contributed 4% to the overall segment revenue growth. In particular, TradeWeb revenues increased due to higher volumes for its online fixed income marketplaces as a result of greater online trading activity and the introduction in the latter part of 2005 of new asset classes, including tri-party repurchase agreements, Euro- and U.S. dollar-denominated interest rate swaps, and default swap index products. Results also reflected new Thomson ONE products in the investment management and corporate sectors. Increases in revenues from existing businesses were experienced in all geographic regions.

Segment operating profit increased due to the increase in revenues and lower depreciation expense due to lower capital spending. The segment operating profit margin increased due to the effects of scale and the decline in depreciation expense.

Thomson Scientific & Healthcare

	Three months ended March 31,

(millions of U.S. dollars)	2006	2005	Change

Revenues	227	223	2%
Segment operating profit	31	28	11%
Segment operating profit margin	13.7%	12.6%

For the three months ended March 31, 2006, revenues for Thomson Scientific & Healthcare increased 2% comprised of the following:

  •
  3% due to higher revenues from existing businesses;

  •
  less than 1% from contributions of newly acquired businesses; and

  •
  an unfavorable impact from foreign currency translation of 2%.

Growth in revenues from existing businesses was primarily a result of higher subscription revenues for the Web of Science and Thomson Pharma solutions, as well as customer spending for healthcare decision support products. These increases were partially offset by lower sales in our medical education businesses and of legacy products.

The growth in segment operating profit compared to the prior year period reflected higher revenues from our workflow solutions and the benefits from completed and ongoing integration initiatives. Those initiatives have increased operating efficiencies enabling us to control costs and improve the segment operating profit margin.

Corporate and Other

Corporate and other expenses were $44 million for the first three months of 2006 compared to $29 million in the prior year period. The increase was primarily due to higher pension and other defined benefit plans expense, higher stock-related compensation and severance and other charges associated with our infrastructure optimization initiatives.

Discontinued Operations

As part of our continuing strategy to optimize our portfolio of businesses to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, management decided to actively pursue the sale of the following businesses. These were classified as discontinued operations within the consolidated financial statements for the three months ended March 31, 2006 and 2005. None of these businesses was considered fundamental to our integrated information offerings.

In the first quarter of 2006, we approved plans within Thomson Legal & Regulatory to sell Lawpoint Pty Limited, an Australian provider of print and online legal information services; and Law Manager, Inc., a software and services provider. Law Manager was sold in April 2006.

Also in the first quarter of 2006, we approved plans within Thomson Learning to sell Peterson's, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. Based on estimates of fair value, we recorded impairment charges related to identifiable intangible assets and goodwill of $40 million before taxes in the first quarter of 2006 associated with these businesses.

In December 2005, we approved a plan to sell American Health Consultants (AHC). AHC is a provider of medical education and publisher of medical newsletters, and managed within Thomson Scientific & Healthcare.

For more information on these discontinued operations, see note 6 to our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At March 31, 2006, our total assets were $19,077 million, which represented a 2% decrease from $19,438 million at December 31, 2005. This decrease was primarily due to lower accounts receivable and cash balances. Accounts receivable balances declined due to the seasonal timing of billings and collections. See the section entitled "Cash Flow" on page 9 for a discussion of the net uses of cash.

Effective January 1, 2006, we adopted Canadian Institute of Charted Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections dictate comprehensive requirements for the recognition and measurement of financial instruments, provide standards on when and how hedge accounting may be applied and introduce a new component of equity referred to as comprehensive income. As a result of these adoptions, we recorded all derivative instruments and certain debt instruments at their fair value in our consolidated balance sheet and the unrealized gains and losses on certain derivatives within accumulated other comprehensive income in shareholders' equity in our consolidated balance sheet. Prior period results were not restated. See the section entitled "Accounting Changes" for further discussion.

Our total assets by market group as of March 31, 2006 and December 31, 2005 were as follows:

	As at March 31, 2006		As at December 31, 2005

(millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets

Thomson Legal & Regulatory	7,264	38%	7,361	38%
Thomson Learning	5,092	27%	5,271	27%
Thomson Financial	3,432	18%	3,346	17%
Thomson Scientific & Healthcare	1,706	9%	1,769	9%
Corporate and other	1,385	7%	1,440	8%
Discontinued operations	198	1%	251	1%

Total assets	19,077	100%	19,438	100%

The following table presents comparative information related to net debt, shareholders' equity and the ratio of net debt to shareholders' equity:

	As at
(millions of U.S. dollars)	March 31, 2006	December 31, 2005

Short-term indebtedness	405	202
Current portion of long-term debt	47	98
Long-term debt	3,971	3,983

Total debt	4,423	4,283
Swaps	(241)	(193)

Total debt after swaps	4,182	4,090
Less:
Fair value of cash flow hedges(1)	55	—
Cash and cash equivalents	(285)	(407)

Net debt	3,952	3,683

Shareholders' equity	9,877	9,963

Net debt/equity ratio	0.40:1	0.37:1

(1)
Effective January 1, 2006, all derivatives and certain hedged items are recorded at fair value on the balance sheet. See the section entitled "Accounting Changes" for further discussion.

The following table presents the changes in our shareholders' equity for the three months ended March 31, 2006:

(millions of U.S. dollars)

Balance at December 31, 2005	9,963
Earnings attributable to common shares for the three months ended March 31, 2006	136
Additions to paid in capital related to stock compensation plans	10
Common share issuances	17
Repurchases of common shares — normal course issuer bid	(168)
Common share dividends declared	(142)
Net unrealized gains on derivatives that qualify as cash flow hedges(1)	55
Change in cumulative translation adjustment	6

Balance at March 31, 2006	9,877

(1)
Effective January 1, 2006, the unrealized gains and losses on certain derivatives that qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income within shareholders' equity in our consolidated balance sheet. See the section entitled "Accounting Changes" for further discussion.

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities.

	Moody's	Standard & Poor's	Dominion Bond Rating Service

Long-term debt	A3	A-	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Stable	Stable

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

At March 31, 2006, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Normal Course Issuer Bid

In May 2005, we initiated a normal course issuer bid to repurchase up to 15 million of our common shares. The bid will terminate on the earlier of May 4, 2006 or the date that we complete our purchases. Shares repurchased under the bid are cancelled. In April 2006, we announced our intention to renew our normal course issuer bid. See the section entitled "Subsequent Events" for further discussion.

The following table summarizes our repurchases through March 31, 2006.

Three-month period ended	Shares Repurchased	Average Price per Share	Number of shares available for repurchase

June 30, 2005	1,350,000	$33.58
September 30, 2005	2,250,000	$37.01
December 31, 2005	3,649,400	$34.97
March 31, 2006	4,570,600	$36.83

Total	11,820,000	$35.92	3,180,000

From time to time, when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section above entitled "Normal Course Issuer Bid," we also used our cash to repurchase outstanding common shares in open market transactions.

Operating activities.    Cash provided by our operating activities in the three months ended March 31, 2006 was $229 million compared to $263 million in the prior year. The decrease primarily reflected the unfavorable timing of payments for normal operating expenses.

Investing activities.    Cash used in our investing activities in the first quarter of 2006 was $198 million compared to $293 million in 2005. The decreased use of cash was attributable to tax payments in 2005 of $105 million associated with our sale of Thomson Media for which there was no comparable activity in the current year. Spending on acquisitions increased in the first quarter of 2006 primarily due to our acquisition of Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions. Capital expenditures decreased in the first quarter of 2006 compared to the prior year due to timing and continuing capital efficiency efforts.

Financing activities.    Cash used in our financing activities was $153 million for the three months ended March 31, 2006 compared to $45 million for the prior year period. The increased use of cash largely reflected our repurchase of common shares (see "Normal Course Issuer Bid" above) and higher dividend payments. These increased uses were partially offset by lower repayments of debt due to the timing of maturities.

The following table sets forth our common share dividend activity.

	Three months ended March 31,

(millions of U.S. dollars)	2006	2005

Dividends declared	142	125
Dividends reinvested	(3)	(3)

Dividends paid	139	122

In January 2006, we repaid $50 million of privately placed notes upon their maturity. In March 2005, we repaid $125 million of floating rate notes upon their maturity.

Free cash flow.    The following table sets forth a calculation of our free cash flow for the three months ended March 31, 2006 and 2005.

	Three months ended March 31,

(millions of U.S. dollars)	2006	2005

Net cash provided by operating activities	229	263
Capital expenditures	(103)	(113)
Other investing activities	(14)	(5)
Dividends paid on preference shares	(1)	(1)
Capital expenditures of discontinued operations	(1)	(1)

Free cash flow	110	143

Our free cash flow for the three months ended March 31, 2006 decreased compared to the prior year as the impacts of higher operating profit and lower capital expenditures were more than offset by the unfavorable timing of payments for normal operating expenses.

Credit facilities and commercial paper program.    As of March 31, 2006, we maintained revolving unsecured credit facilities of $1.6 billion and a commercial paper program authorized to issue up to Cdn$1.0 billion. Though not contractually required, we view our borrowings under our commercial paper program as a reduction of the amount available to us under our credit facilities. At March 31, 2006, our credit lines and related activity were as follows:

(millions of U.S. dollars)
Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available

1,600	(55)	(371)	1,174

Our facilities are structured such that, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

For the foreseeable future, we believe that cash from our operations and available credit facilities are sufficient to fund our future cash dividends, debt service, projected capital expenditures, acquisitions that we pursue in the normal course of business and share repurchases.

2006 OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the sections below entitled "Forward-Looking Statements" and "Material Assumptions."

We expect full-year 2006 revenue growth to be in line with our long-term target of 7% to 9%, excluding the effects of currency translation. Full-year 2006 revenue growth will continue to be driven by growth from existing businesses and supplemented by tactical acquisitions.

We expect continued improvement in our operating profit margin in 2006.

We also expect to continue to generate strong free cash flow in 2006.

RELATED PARTY TRANSACTIONS

As at April 26, 2006, Kenneth R. Thomson, through Woodbridge and its affiliates, controlled approximately 70% of our common shares. Mr. Thomson is a member of our board of directors.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase some of our products and service offerings. These transactions are negotiated at arms length on standard terms, including price, and are not significant to our results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2005, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million.

The employees of Jane's Information Group (Jane's), a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane's as of the date of sale as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. In 2005, these premiums were about $45,000, which would approximate the premium charged by a third party insurer for such coverage.

In June 2005, we amended our agreement with Woodbridge under which Woodbridge previously indemnified a third party insurer for certain liabilities under our directors' and officers' insurance policy. Under the new arrangements, Woodbridge will indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions of our prior insurance arrangement. A third party administrator will manage any claims under the indemnity. We will pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance.

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million through the five year period ending in 2010. In 2005, we paid Hewitt $5 million for its services. Mr. Denning, one of our directors and chairman of our Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

In April 2006, we announced our intention to renew our normal course issuer bid to purchase up to 15 million of our common shares (representing approximately 2.3% of our issued and outstanding shares as of April 26, 2006). Purchases may commence on May 5, 2006 and will terminate no later than May 4, 2007. We may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Under our existing normal course issuer bid, which began on May 5, 2005 and expires on May 4, 2006, we have purchased 12,910,000 shares at an average price of US$36.15. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. We may elect to suspend or discontinue the bid at any time. Shares repurchased under the bid will be cancelled.

ACCOUNTING CHANGES

Financial Instruments and Comprehensive Income

Effective January 1, 2006, we adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on our consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated either as a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, we reflected the following adjustments as of January 1, 2006:

  •
  an increase of $53 million to "Other non-current assets" and "Accumulated other comprehensive income" in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

  •
  a reclassification of $5 million from "Other current assets," and $3 million from "Other current liabilities" to "Accumulated other comprehensive income" in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

  •
  an increase of $16 million to "Other non-current assets" and "Long-term debt" in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

  •
  a presentational reclassification of amounts previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income."

The adoption of these new standards had no impact on our consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

During the three-month period ended March 31, 2006, a net increase in unrealized gains for cash flow hedges of $4 million was reflected in "Accumulated other comprehensive income." The net realized loss in the period previously deferred and included in "Accumulated other comprehensive income" was less than $1 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $6 million was reflected in "Other non-current assets" and "Long-term debt."

As of March 31, 2006, approximately $1 million of net losses in "Accumulated other comprehensive income" were expected to be recognized in earnings over the following 12 months. The remaining net deferred gains in "Accumulated other comprehensive income" were expected to be recognized up to nine years.

CRITICAL ACCOUNTING POLICIES

Please refer to the "Critical Accounting Policies" section of our management's discussion and analysis for the year ended December 31, 2005, which is also contained in our annual report on Form 40-F for the year ended December 31, 2005, for information on accounting policies that we consider critical in preparing our consolidated financial statements. Since the date of our annual management's discussion and analysis and Form 40-F, there have not been any significant changes to these policies, nor have there been any new accounting policies that we would consider critical. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

ADDITIONAL INFORMATION

Depreciation by Market Group

The following table details depreciation expense by market group for the three months ended March 31, 2006 and 2005.

	Three Months Ended March 31,

(millions of U.S. dollars)	2006	2005

Legal & Regulatory	52	48
Learning	40	34
Financial	44	46
Scientific & Healthcare	10	10
Corporate and other	2	3

Total	148	141

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities laws) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (SEC) and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in our company's internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of April 26, 2006, we had outstanding 644,011,589 common shares, 6,000,000 Series II preference shares, 1,098,777 restricted share units and 15,724,181 stock options.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Forward-Looking Statements

Certain information in this management's discussion and analysis, particularly under the heading "2006 Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure to fully derive anticipated benefits from our acquisitions; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; failure to recruit and retain high quality management and key employees; increased self-sufficiency of our customers; inadequate protection of our intellectual property rights; actions or potential actions that could be taken by our principal shareholder; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form for the year ended December 31, 2005, which is contained in our annual report on Form 40-F for the year ended December 31, 2005. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Material Assumptions

In preparing our 2006 Outlook, our material assumptions were that worldwide macroeconomic conditions would be unchanged in 2006 relative to 2005, a portion of our anticipated 2006 revenue growth would come from $200-$500 million of tactical acquisitions (net of dispositions) made during the year, and that our operating profit margin would improve in 2006, despite an estimated $39 million increase in pension and other defined benefit plans expense.RECONCILIATIONS

RECONCILIATION OF SEGMENT OPERATING PROFIT TO OPERATING PROFIT

(millions of U.S. dollars)
(unaudited)

For the Three Months Ended March 31, 2006

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total

Segment operating profit (loss)	203	(50)	79	31	(44)	219
Less:
Amortization	(25)	(16)	(23)	(12)	—	(76)

Operating profit (loss)	178	(66)	56	19	(44)	143

For the Three Months Ended March 31, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total

Segment operating profit (loss)	181	(45)	65	28	(29)	200
Less:
Amortization	(27)	(15)	(22)	(16)	—	(80)

Operating profit (loss)	154	(60)	43	12	(29)	120

RECONCILIATION OF SEGMENT OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN
(as a percentage of revenue)

(unaudited)

For the Three Months Ended March 31, 2006

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total

Segment operating profit margin	24.1%		(13.1%	)	16.3%		13.7%		11.3%
Less:
Amortization	(3.0%	)	(4.2%	)	(4.8%	)	(5.3%	)	(3.9%	)

Operating profit margin	21.1%		(17.3%	)	11.5%		8.4%		7.4%

For the Three Months Ended March 31, 2005

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total

Segment operating profit margin	23.3%		(12.9%	)	14.2%		12.6%		11.1%
Less:
Amortization	(3.5%	)	(4.3%	)	(4.8%	)	(7.2%	)	(4.4%	)

Operating profit margin	19.8%		(17.2%	)	9.4%		5.4%		6.7%

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for our eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2006	2005	2005	2004	2005	2004	2005	2004

Revenues	1,931	1,801	2,001	1,808	2,338	2,172	2,379	2,262
Operating profit	143	120	271	252	519	492	551	480
Earnings from continuing operations	174	74	300	179	300	330	252	302
Discontinued operations, net of tax	(37)	(1)	2	13	9	14	(2)	136

Net earnings	137	73	302	192	309	344	250	438
Dividends declared on preference shares	(1)	(1)	(1)	(1)	(1)	—	(1)	(1)

Earnings attributable to common shares	136	72	301	191	308	344	249	437

Basic and diluted earnings (loss) per common share
From continuing operations	$0.27	$0.11	$0.46	$0.27	$0.46	$0.50	$0.38	$0.46
From discontinued operations	(0.06)	—	—	0.02	0.01	0.02	—	0.21

	$0.21	$0.11	$0.46	$0.29	$0.47	$0.52	$0.38	$0.67

We typically derive a much greater portion of our operating profit in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. In general, our year-over-year performance reflected increased operating profit driven by higher revenues from existing businesses and contributions from acquired businesses.

In the quarters ended September 30, 2004, December 31, 2004, June 30, 2005 and March 31, 2006, earnings from continuing operations and net earnings reflected the recognition of certain tax credits. In the quarter ended December 31, 2005, earnings from continuing operations and net earnings reflected a $125 million tax charge associated with repatriated profits.

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THE THOMSON CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS